John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

October 26, 2018

Frank Pigott

Staff Attorney

Division of Corporation Finance

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, DC 20549

Re:	MC Endeavors, Inc.
Offering Statement on Form 1-A Filed August 30, 2018 File No. 024-10892

Dear Attorney Pigott

On behalf of MC Endeavors, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated October 16, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Amendment 1 to Form 1-A filed October 9, 2018

General

1.	In Part I, Item 6 asks you to disclose the unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year before the filing of this Form 1-A. However, you do not appear to have disclosed all the securities issued. For example, you have issued securities in connection with the reverse merger and as compensation that do not appear to be disclosed. In addition, you have not disclosed, as required by Item 6(c)(1), the basis for computing the amount of consideration. Please revise Part I to include this information.

On September 19, 2017, the Company entered into a Share Exchange Agreement with John Stippick, the sole owner of Room 21 Media, Inc., a Wyoming corporation (“R21M”), whereby Mr. Stippick exchanged 32,000,000 shares of R21M's common stock for 400,000,000 shares of the Company's common stock and one (1) share of the Company's Preferred Stock.

In June 2018, Mr. John Stippick elected to cancel 306,000,000 shares that were issued to him on December 5, 2017.

Principal Stockholders, page 30

2.	Please disclose the name and address of the person who owns the Special Preferred A stock included in the table. If the stock is owned by a Company or group, please disclose the natural person who exercises voting control over the securities. Please also include an address for Mr. Algier.

The Preferred Stock is owned by Mr. Stippick and the table has been amended to show this.

Mr. Algier’s address is included.

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Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

John E. Lux

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